                                                                    EXHIBIT 4.63

                                             DATED the 6th day of December, 1988

                              PORGERA JOINT VENTURE

                               OPERATING AGREEMENT

                                     BETWEEN

                          PLACER (P.N.G.) PTY. LIMITED

                                OF THE FIRST PART

                                       AND

                     HIGHLANDS GOLD PROPERTIES PTY. LIMITED

                               OF THE SECOND PART

                                       AND

                       RGC (PAPUA NEW GUINEA) PTY. LIMITED

                                OF THE THIRD PART

                                                                 2 NOVEMBER 1988

                                    I N D E X

                              PORGERA JOINT VENTURE

                               OPERATING AGREEMENT

 Clause                                 Heading                                           Page
 ------      -------------------------------------------------------------------------    ----
Clause 1.    Definitions and Interpretations..........................................      2

Clause 2.    Sub-Committees...........................................................      4

Clause 3.    Manager's Responsibilities...............................................      5

Clause 4.    Manager's Contracting Powers.............................................      9

Clause 5.    Manager's Powers during Construction.....................................     11

Clause 6.    Payment for Manager's Services...........................................     12

Clause 7.    Manager's and Joint Venturers' Liability.................................     12

Clause 8.    Insurance................................................................     15

Clause 9.    Termination of Manager...................................................     16

Clause 10.   Termination by Manager...................................................     18

Clause 11.   Replacement of Manager...................................................     19

Clause 12.   Independent Contractor...................................................     19

Clause 13.   Data Ownership...........................................................     19

Clause 14.   Conflict with Joint Venture Agreement....................................     19

Clause 15.   Assignment and Delegation................................................     19

Clause 16.   Governing Law............................................................     20

Clause 17.   Just and Faithful........................................................     20

                                    SCHEDULES
             -------------------------------------------------------------------------
"A"          EXPLORATION, FEASIBILITY AND CONSTRUCTION PHASES
             BASIS FOR REIMBURSEMENT..................................................      1

1.           INTERPRETATION...........................................................      1

2.           REIMBURSEMENT OF MANAGER.................................................      1

3.           COST ACCOUNTING..........................................................      4

4.           PAYMENT FOR SERVICES AND ADVANCE CALLS...................................      4

"B"          CONCEPT OF CAPITAL CONTROL PROCEDURES TO BE
             INCORPORATED IN THE PROCEDURES MANUALS...................................      1

"C"          OPERATING PHASE OPERATING FEE AND BASIS FOR
             REIMBURSEMENT............................................................      1

1.           INTERPRETATION...........................................................      1

2.           REIMBURSEMENT OF MANAGER.................................................      1

3.           COST ACCOUNTING..........................................................      3

4.           PAYMENT FOR SERVICES AND ADVANCE CALLS...................................      3

5.           OPERATING FEE............................................................      5

                              PORGERA JOINT VENTURE

                               OPERATING AGREEMENT

THIS OPERATING AGREEMENT (hereinafter referred to as the "Agreement") made the Sixth day of December, one thousand nine hundred and eight-eight BETWEEN PLACER (P.N.G.) PTY. LIMITED a company incorporated in Papua New Guinea with its registered office at c/- Blake Dawson Waldron, 4th floor, Mogoru Moto Building, Champion Parade, Port Moresby (hereinafter called "Placer") of the first part HIGHLANDS GOLD PROPERTIES PTY. LIMITED a company incorporated in Papua New Guinea with its registered office at c/- Blake Dawson Waldron, 4th floor, Mogoru Building, Champion Parade, Port Moresby (hereinafter called "Highlands Gold") of the second part and RGC (PAPUA NEW GUINEA) PTY. LIMITED a company incorporated in Papua New Guinea with its registered office at c/- Coopers and Lybrand, Mogoru Moto Building, Champion Parade, Port Moresby (hereinafter called "RGC") of the third part, all of which are hereinafter collectively referred to as the "Joint Venturers".

WHEREAS:

A. The Joint Venturers, or their predecessors in interest, entered into an agreement dated the 31st day of July, 1979 (the "Joint Venture Agreement") for the purpose of providing for the future exploration and development of the Property by way of Joint Venture;

B. The Joint Venture Agreement provided that the management of the Joint Venture rest exclusively with Placer as Manager subject to the control of the Management Committee; and

C. The Joint Venturers are now desirous of defining the role of the Manager and the Manager's relationship with the Management Committee more precisely.

NOW IT IS HEREBY AGREED as follows:

Clause 1. Definitions and Interpretations

(a) Except where otherwise defined herein or the context otherwise requires, expressions used in this Agreement (reference to which shall include the Schedules annexed hereto) shall bear the meaning ascribed to them in the Joint Venture Agreement as amended from time to time.

(b) For the purposes of this Agreement the following terms shall have the meanings specified below unless the context is inconsistent therewith:

      (i) "Commencement of Underground Operations" means the last day of the first period of 40 consecutive days in which for not less than thirty (30) days section 1 of the concentrator processed ore extracted underground from the Property at not less than seventy-five percent (75%) of the daily rated capacity (as contemplated by the Approved Proposal for Development) for each of the said 30 days and the concentrate thereby produced was processed into dore bullion;

      (ii) "Conclusion of the Construction Phase" means the last day of the first period of sixty (60) consecutive days in which, for not less than fifty (50) days, the pressure oxidation circuit processed concentrate produced from ore from the Property at not less than seventy-five percent (75%) of the daily rated capacity (as contemplated by the Approved Proposal for Development) for each of the said fifty (50) days;

      (iii) "Proposal for Development" means the proposal for development and operation of underground and open pit mines on the Property together with all facilities and infrastructure associated therewith which proposal is based upon the Feasibility Study and will encompass environmental, training and localisation, supply and procurement and other aspects required by or agreed with the Government of Papua New Guinea and is to be submitted to that Government and which will, when approved by the Government, become the "Approved Proposal for Development";

      (iv) "Project" means the activities comprised within those phases described in paragraphs (v), (vi), (vii) and (viii) of this subclause 1(b);

      (v) "Exploration Phase" means that period during which Exploration of the Property is carried out and which terminates on the commencement of the Feasibility Phase;

      (vi) "Feasibility Phase" means that period commencing when the Management Committee authorises the preparation of the Feasibility Study and the Proposal for Development arising as a consequence thereof and terminating with a decision of the Management Committee to commence the Construction Phase;

      (vii) "Construction Phase" means that period commencing when the Management Committee authorises the commencement of development of underground and open pit mines on the Property and all facilities and infrastructure associated therewith in accordance with the Approved Proposal for Development and terminating on the Conclusion of the Construction Phase;

      (viii) "Operating Phase" means that period commencing on the Commencement of Underground Operations;

      (ix) "Management Committee" means the management committee established pursuant to subclause 4(b) of the Joint Venture Agreement;

      (x) "Manager" means Placer, any interim manager appointed pursuant to Clause 9 and in the event that the manager's position becomes vacant pursuant to Clause 11 hereof.

(c) It is acknowledged that there can be both a Construction Phase and an Operating Phase being undertaken by the Manager contemporaneously.

(d) The Clause headings herein are inserted for convenience only and are not to be construed as part of this Agreement.

Clause 2. Sub-Committees

(a) There is hereby constituted a committee ("the Planning and Information Committee") consisting of one representative of each of the Joint Venturers. The appointment by a Joint Venturer of its representative shall be by notice in writing to the other Joint Venturers and any change in the identity of a representative shall be similarly notified.

(b) The provision of subclause 4(b) (ii), (iv) and (v) of the Joint Venture Agreement shall, mutatis mutandis, apply in respect of the Planning and Information Committee and representatives of the Joint Venturers at meetings thereof may be accompanied by such advisers as they individually deem desirable.

(c)   The Planning and Information Committee's function shall be:

      (i) to assist the Manager in formulating all work programmes and budgets;

      (ii) to assist the Manager in formulating other recommendations (including, without limitation, recommendations as to the timing of and the budget and parameters for the Feasibility Study) to the Management Committee and to ensure that such programmes, budgets and recommendations are in sufficient detail to enable the Manager to proceed with the implementation thereof without further reference to the Management Committee once the Management Committee has reached its decision thereon;

      (iii) to meet as required for the purposes of gathering and exchanging information and data relating to the Project;

      (iv) to monitor the implementation of the current work programme and budget;

      (v) to provide input to the agenda for meetings of and advice to the Management Committee;

(d) Decisions of the Planning and Information Committee shall be carried by those Joint Venturers representing in the aggregate a majority Percentage Interest PROVIDING THAT such decisions shall not be binding on the Manager. The Manager shall, nevertheless, take such decisions into account in formulating work programmes and budgets for and other recommendations to the Management Committee.

Clause 3. Manager's Responsibilities

(a)   The Manager's responsibilities will include, but not be limited to:

      (i) completing the exploration necessary to define the tonnage and grade of ore so as to categorize as proven ore a sufficient tonnage thereof to enable the Feasibility Study to proceed;

      (ii) gathering all required data for and preparing a Feasibility Study and all other studies necessary for the compilation and submission of the proposal for development;

      (iii) overseeing and co-coordinating the activities of contractors utilized by the Manager in the performance of design, procurement and construction activities required for or in connection with the mines and processing plans as provided for in the Approved Proposal for Development and in the performance of its other obligations hereunder;

     (iv) preparing, in consultation with the Planning and Information Committee, strategy plans and policies for all negotiations with the Papua New Guinea Government and, after approval by the Management Committee, participating in and unless otherwise instructed by the Management Committee, leading the negotiations in accordance with the approved plans and policies;

     (v) preparing a procedures manual for the Construction Phase and a further procedures manual for the Operating Phase, which manuals shall be prepared and given to the Joint Venturers for their information prior to the start of the phase to which they relate and shall include, inter alia, procedures generally following those contained in Schedule B hereto;

     (vi)   supervising the commissioning of the mines and plant facilities;

     (vii) operating the mines and facilities on behalf of the Joint Venturers and implementing any work programme adopted from time to time by the Management Committee;

     (viii) compliance with all contractual and statutory obligations owed by the Joint Venturers jointly and severally to third parties including the Papua New Guinea Government and any Provincial Authorities as a result of the Joint Venturers' ownership, development or operation of the mines or Property except insofar as the Management Committee has agreed that any specific obligation is of such a nature as to require discharge by a Joint Venturer in which event compliance with such specific obligation shall be the responsibility of that Joint Venturer;

      (ix) effecting and maintaining all necessary and usual insurance to cover potential liabilities of the Joint Venturers as directed by the Management Committee pursuant to Clause 8(a) (i) and 8(a) (iii);

      (x) protecting and maintaining Joint Venturers' assets in the Manager's possession;

      (xi) taking all reasonable action as may be necessary or desirable for the safety of persons employed on the Project; and

      (xii) procuring an annual audit of the Joint Venture accounts to be carried out by an international firm of auditors nominated by the Management Committee.

(b) For the purposes of fulfilling its obligations hereunder and under the Joint Venture Agreement, the Manager shall ensure that there is on its staff or seconded to its staff at all times after the date hereof, one suitably qualified (having regard to the phase which the Project has reached at any time) Project Manager, who will be responsible on behalf of the Manager for the Project on a full time basis, and for the following:

      (i) reporting to the Management Committee in accordance with the Joint Venture Agreement, including at meetings of the Management Committee which shall be called by the Manager at least once each calendar quarter unless otherwise agreed to by the Joint Venturers;

      (ii) directing the work of the personnel engaged on the Project to achieve the objectives set by the Management Committee;

      (iii) ensuring that adequate and separate accounting systems are established and maintained with respect to the Construction Phase and Operating

            Phase so as to provide the Management Committee with accurate, detailed and timely records of all expenditures;

      (iv) co-ordinating the activities of persons in the field with the activities of those persons working elsewhere on design, procurement, and other activities of the Project so as to ensure that there is a sufficient, timely and accurate flow of information to carry out these activities; and

      (v) such other Project related matters as are usually conducted by the Joint Venturers but may, from time to time, be delegated to the Project Manager by the Management Committee.

(c) The Manager will, subject to subclause 4(a) hereof ensure that, at all times, the Project has an adequate staff of suitable personnel either directly employed by it or seconded to it by an affiliated company of the Manager or one of the other Joint Venturers or hired as consultants.

(d) All activities of the Manager on behalf of the Joint Venturers pursuant hereto and to the Joint Venture Agreement shall be conducted by the Manager in accordance with policies, work programmes and budgets established by the Management Committee in accordance with the Joint Venture Agreement provided that the manner of carrying out such policies, work programmes and budgets shall be the responsibility of the Manager in accordance with the provisions of subclause 3(f) hereof.

(e) The Manager shall at all times fulfill its responsibilities in a good and workmanlike manner and in accordance with generally accepted industry practices appropriate to the activities undertaken.

Clause 4. Manager's Contracting Powers

(a) The Manager may enter into agreement or contracts on normal commercial terms for the provision of specific services by any party or parties including, but not limited to, parties associated or affiliated with the Manager or other Joint Venturers subject to the following limitations:

      (i) during the Exploration Phase and Feasibility Phase, within an annual work programme and budget which has been approved in advance by the Management Committee but only with the specific approval of the Management Committee where such agreements or contracts are in excess of 1,000,000 Kina in aggregate with any one organisation;

      (ii) during the Construction Phase within the scope of work defined in the Feasibility Study, and the budget therefor adopted by the Management Committee, subject to Clause 5;

      (iii) during the Operating Phase within the annual work programme and budget approved by the Management Committee with respect thereto but only with the prior consent of the Management Committee for agreements and contracts with a Joint Venturer or its affiliated companies.

      (iv) during all phases the Manager shall enter into and undertake all commercial transactions in accordance with financial and accounting procedures which have been approved by the Management Committee; and

      (v) during all phases the Manager shall keep the Planning and Information Committee informed of all substantial commercial arrangements made or contemplated for the Project with the intent of ensuring that the Management Committee is aware of those commercial arrangements which may be commercially or politically sensitive.

(b) The Manager may request that any of the Joint Venturers which is not affiliated with the Manager provide, from time to time, personnel having expertise which is required for the Project and each Joint Venturer will use its best endeavours to comply with any such request.

(c)   (i)   Subject to the limitations set out in paragraphs (i), (ii) and (iv)
            of subclause 4(a) hereof, the Manager may enter into a contract with Placer Dome Technical Services Limited ("PTS") for the provision of any services during the Exploration Phase, Feasibility Phase and Construction Phase of the Project required of the Manager pursuant to the Joint Venture Agreement and this Agreement.

            Such contract shall provide for reimbursement of PTS by the Manager on the same basis mutatis mutandis as that outlined in Schedule "A" with the addition of a fee payable by the Manager to PTS (which fee will be considered as a charge against the Project) during the Construction Phase in the amount of three percent (3%) of the amount of all contracts and phase orders placed by PTS, or its affiliated companies or agents on behalf of the Project and for the purposes of its construction, with parties other than any of the Joint Venturers or their affiliated companies.

      (ii) During the Exploration Phase, Feasibility Phase and Construction Phase of the Project, the Manager may also enter into contracts with any party being or being associated or affiliated with any of the Joint Venturers to provide the services required by the said contracts in accordance with the basis for reimbursement outlined in Schedule "A" mutatis mutandis, all subject to the limitations set out in paragraphs (i), (ii) and (iv) of subclause 4(a) hereof.

      (iii) In the two situations described in paragraphs (i) and (ii) of this subclause 4(c), such contracts shall be deemed to be made on "normal commercial terms" for the purposes of subclause 4(a).

      (iv) Subject to Clause 4(a), during all phases the Manager may, on behalf of the Project, enter into such contracts with third parties not being associated or affiliated with any of the Joint Venturers as may be necessary for the implementation of work programmes approved by the Management Committee and, the Manager may on entering any contract, call for advance of funds as the same are required to enable the Manager to meet its obligations under the contract as they arise in accordance with procedures set out in Clause 5(b) of the Joint Venture Agreement.

Clause 5. Manager's Powers during Construction

The management of the Joint Venture shall rest exclusively with the Manager subject to the control of the Management Committee; however once the decision to proceed with construction of the mine as defined in the Feasibility Study has been taken and the budget therefor adopted by the Management Committee, the Manager will be free to take all action necessary for design, procurement and construction without further approvals from the Management Committee and as per agreed procedures in the Procedures Manual referred to in Clause 3(a) (v) except:

      (i) when the Management Committee otherwise determines at the instigation of any of the Joint Venturers as a result of the perceived invalidity of any of the fundamental assumptions on which the Feasibility Study was based; or

      (ii) when major changes are required or when proposed expenditure for a major item is in excess of the budgeted amount of more than ten (10) percent, any of which shall be submitted to the Management Committee for its prior approval.

Clause 6. Payment for Manager's Services

(a) The Manager will during the Exploration Phase, Feasibility Phase and Construction Phase provide its services in accordance with the basis for reimbursement set out in Schedule "A" hereto.

(b) The Manager will during the Operating Phase provide its services with respect thereto in accordance with the basis for reimbursement and in consideration of the payment by the Joint Venturers of the Operating Fee set out in Schedule "C" hereto.

(c) As a consequence of the projected overlapping of the Construction Phase and the Operating Phase the Joint Venturers acknowledge and agree that the Manager will, during such period, be entitled to reimbursement for services relating to construction pursuant to Schedule A and services relating to operations pursuant to Schedule C.

Clause 7. Manager's and Joint Venturers' Liability

(a) The Manager's liability to the Joint Venturers pursuant to both the Joint Venture Agreement and this Agreement shall be limited and restricted solely to that set out hereunder.

(b)   (i)   Liability arising out of the Manager's engineering responsibilities during the Exploration Phase, Feasibility Phase and Construction
            Phase, shall be limited to the Manager re-performing at its own expense those engineering services which are deficient in any respect by reason of a breach by the Manager of Clause 3(f) hereof.
            The Manager's liability to re-perform those engineering services as aforesaid pursuant to this subclause shall terminate:

            (aa) in the case of engineering services related to the Commencement of Underground Operations, after the expiration of one year from such commencement; and

            (bb) in the case of other engineering services from the earlier of the Conclusion of the Construction Phase or one year from the date a facility (being a facility the use of which in operations is not dependent on the subsequent completion of another facility) is completed and available for use in operations, whether or not it is then so used.

      (ii) Liability otherwise caused by the Manager's negligence or breach of the Manager's duty pursuant to Clause 3(f) hereof during the aforesaid phases, shall be limited in total to the greater of:

            (aa) seventy-five percent (75%) of the total fees received by the Manager during those phases; or

            (bb) the proceeds received from insurance coverage plus any deductible relative to the liability arising under this subclause;

      and the Joint Venturers hereby release the Manager from any liability in excess thereof.

      (iii) Liability caused by the Manager's negligence or breach of the Manager's duty pursuant to Clause 3(f) hereof during the Operating Phase shall be limited in total to the greater of:

            (aa) Seventy five percent (75%) of the total fees relating to the Operating Phase received by the Manager during the twelve (12) months immediately preceding the negligent act or breach of duty; or

                     (bb) the proceeds received from insurance coverage plus any deductible relative to the liability arising under this subclause;

      and the Joint Venturers hereby release the Manager from any liability in excess thereof.

(c)   (i)   Under no circumstances shall the Manager be liable to the Joint
            Venturers for any consequential or incidental damages, including but not limited to loss of use or loss of profits, notwithstanding whether caused by negligence, a breach of the Manager's duty pursuant to Clause 3(f) hereof or otherwise.

      (ii) Under no circumstances shall the Manager be liable to the Joint Venturers for damages that would have been covered by the insurance recommended to be purchased by the Manager pursuant to Clause 8
            (a)(ii) hereof and for which the Management Committee decided not to purchase insurance and furthermore, the Joint Venturers shall indemnify the Manager for any loss it suffers or incurs as a result of third party claims against the Manager that would have been covered by the said recommended insurance coverage including any deductible or excess thereto.

      (iii) The Joint Venturers agree to indemnify the Manager for all liability incurred by the Manager to third parties, except that caused by the negligence of the Manager.

      (iv) Any loss or damage suffered by the Joint Venturers arising out of the Project for which no insurance cover was effected by reason of the failure of the Manager to promptly implement a direction of the Management Committee shall be met by the Manager without recourse to or contribution from the Joint Venturers who shall be indemnified by the Manager to the extent of such loss or damage.

(d) Releases from liability and limitations on liability expressed in this Agreement shall apply even in the event of the fault, negligence, strict liability, or otherwise of the Manager and shall extend to the directors, officers and employees, and related or affiliated companies of the Manager and their directors, officers and employees.

(e) A reference in this Clause 7 to the Manager shall be deemed to include a reference to PTS where services are provided by PTS pursuant to Clause 4
      (c)(i) hereof.

Clause 8. Insurance

(a) In the name of the Joint Venturers and the Manager for their respective rights and interest, the Manager shall:

      (i) obtain all insurance required by law or statute including, but not necessarily limited to, both third party motor vehicle insurance and Workers' Compensation insurance in accordance with the appropriate statutory requirement;

      (ii) use its best efforts to obtain quotes on insurance of the types and in amounts appropriate to a project of the size and nature of the Project, including but not limited to directors and officers insurance and professional liability insurance for employees working on the Project, and present the same to the Management Committee annually along with a written recommendation as to what insurance should be purchased; and

      (iii) obtain all available insurance as specifically directed by the Management Committee.

(b) The cost of all insurance (including any deductible or excess incurred except in the circumstances referred in Clause 7(b) (ii) .and (iii)) obtained by the Manager pursuant to Clause 8(a) hereof shall be charged to and paid for by the Joint Venturers in accordance with their Percentage Interest in the Joint Venture.

Clause 9. Termination of Manager

(a) In the event that the Management Committee decides that the Manager has been incompetent, seriously derelict or seriously negligent in performance of its duties as Manager it may dismiss the Manager in which event, it shall notify the Manager in writing ("Notice of Dismissal") of its decision which decision shall take effect immediately upon receipt thereof by the Manager and the Joint Venturers shall thereupon appoint an interim manager provided that, notwithstanding its dismissal or termination pursuant to subclause (g) hereof, the former Manager, in order to ensure an orderly transition in the management of the Project, shall co-operate fully with the other Joint Venturers, including by making available to the interim manager key personnel engaged in the Project for a reasonable time and on the cost reimbursement and fee basis provided for herein.

(b) The Manager shall have the right within 28 days of receipt of Notice of Dismissal to dispute the decision referred to in subclause (a) hereof by giving written notice to the Joint Venturers whereupon the matter shall be referred immediately to arbitration pursuant to subclause (f) hereof.

(c) If the manager elects not to dispute the Notice of Dismissal within 28 days of receipt as aforesaid, the position of Manager shall become vacant as of the date of the expiry of the said 28 day period.

(d)   If it is determined by arbitration:

      (i) that the Manager has not been incompetent, seriously derelict or seriously negligent in performance of its duties and was therefore wrongly dismissed then at the Manager's option:

            (a) the Manager will be reinstated and the other Joint Venturers will pay to the Manager one hundred and twenty-five percent (125%) of the fee that the Manager would have been paid for work performed during the period it was not acting as Manager:

            or

            (b) the Manager may decline reinstatement and be paid by the other Joint Venturers one hundred and twenty five percent (125%) of the fee that the Manager would have been paid for work performed during the said period.

      (ii) that the Manager has been incompetent, seriously derelict or seriously negligent in performance of its duties as Manager, the position of Manager shall become vacant as of the date of the determination.

(e) A dispute referred to in subclause (b) hereof, shall be decided by a board of three arbitrators (the "Board"), one to be appointed by the Manager, one jointly by all the Joint Venturers other than the Joint Venturer who is the Manager, and the third, who will be chairman, to be appointed by the first two arbitrators or as hereinafter provided. If any of the parties to the dispute fails to appoint an arbitrator within thirty (30) days after receiving notification of a referral to arbitration by another party, then such arbitrator will be appointed by the President of the international Chamber of Commerce.

      Furthermore, if the two arbitrators so appointed do not appoint a third arbitrator within thirty (30) days from the appointment of the second arbitrator such third arbitrator will also be appointed by the President of the International Chamber of Commerce. After the appointment of the third arbitrator, the Board will convene at a place selected by him and proceed with the arbitration hearing without delay. After such hearing, the Board will make its award expeditiously and will deliver a copy of such award to each of the parties thereto. All costs and expenses of the

      Board and of the parties in dispute will be paid as the Board will determine. The Board will determine by majority vote the rules of evidence and procedure that will apply to the hearing before the Board, provided that each Joint Venturer and the Manager will be entitled to submit oral evidence to the hearing. The Manager and the Joint Venturers will be bound by the majority decision of the Board, whose decision shall be final.

(f) In the event that Placer's Percentage Interest in the Joint Venture is reduced to less than 20% and a majority in Percentage Interest of the other Joint Venturers jointly notify the Manager in writing that they do not wish the Manager to continue as Manager as of a specified date, the position of Manager shall become vacant on the date specified in the said notice.

Clause 10. Termination by Manager

(a) The Manager may terminate its position as Manager by giving prior written notice to the other Joint Venturers to take effect at any of the following times:

      (i)   at the end of the Exploration Phase; or

      (ii)  at the end of the Feasibility Phase; or

      (iii) at the end of the Construction Phase; or

      (iv) during the Operating Phase by giving the Joint Venturers not less than twelve (12) months prior written notice; or

      (v) at any time if agreed by all the Joint Venturers not holding the position of Manager.

(b)   The Manager shall, in any of the circumstances referred to in sub clause
      (a) of this clause, give the Joint Venturers as much prior notice as possible of its intention and shall cooperate with the Joint Venturers and any new Manager appointed by them so as to ensure an orderly transition in the management of the Project.

Clause 11. Replacement of Manager

If the position of Manager becomes vacant pursuant to this Agreement, the Management Committee shall be empowered to decide on and shall appoint a replacement therefore.

Clause 12. Independent Contractor

The Manager shall be an independent contractor in the performance of the services hereunder and shall have a complete charge of the personnel engaged in the performance of such services.

Clause 13. Data Ownership

The Manager agrees that designs, calculations, drawings, specifications and other similar material produced or prepared for the Project on behalf of the Manager, whether complete or not, become the property of the Joint Venture for the purpose of the Project when they come into existence.

Clause 14. Conflict with Joint Venture Agreement

Where the terms of this Agreement conflict with those of the Joint Venture Agreement, the terms of this Agreement shall prevail.

Clause 15. Assignment and Delegation

The Manager may not, without prior written consent of the other Joint Venturers, representing a majority in Percentage Interest of those Joint Venturers assign or delegate its rights, obligations or duties under this Agreement or the Joint Venture Agreement except as permitted hereunder or thereunder.

Clause 16. Governing Law

This Agreement shall be governed by the laws of New South Wales, Australia and the parties hereto hereby submit to the jurisdiction of the Supreme Court of that State.

Clause 17. Just and Faithful

The Manager covenants and agrees with each of the Joint Venturers to be just and faithful in all its activities and dealings with the said Joint Venturers and without limiting the generality of the foregoing to be just and faithful in the discharge of its obligations under this Agreement.

IN WITNESS WHEREOF the parties hereto have caused their Seals to be affixed the day and year first above written.

THE COMMON SEAL OF PLACER (P.N.G)                          )
PTY LIMITED was hereunto affixed in the                    )
presence of:                                               )

_______________________________________                    )

_______________________________________                    )
                                                           )

THE COMMON SEAL OF HIGHLANDS                               )
GOLD PROPERTIES PTY LIMITED was                            )
hereunto affixed in the presence of:                       )

_______________________________________                    )

_______________________________________                    )
                                                           )

THE COMMON SEAL OF RGC (PAPUA                              )
NEW GUINEA) PTY LIMITED was                                )
hereunto affixed in the presence of:                       )

_______________________________________

_______________________________________

                                  Schedule "A"

                EXPLORATION, FEASIBILITY AND CONSTRUCTION PHASES

                             BASIS FOR REIMBURSEMENT

1.    INTERPRETATION

      In this Schedule the following terms shall have the meanings set out below:

(a) "Base Salary" means only the actual standard annual salary paid to any employee referred to in subparagraphs 2(a) and 2(c) below.

(b) "Standard Working Hours" means the annual number of hours which the personnel in question are expected to work in accordance with the Manager's standard employment practices from time to time.

2.    REIMBURSEMENT OF MANAGER

For the services requested by the Joint Venturers or required of the Manager pursuant to this Agreement or the Joint Venturers Agreement (the "Services") and performed as herein provided, the Joint Venturers shall pay the Manager in accordance with paragraph 4 hereof an amount of money, equal to all costs and expenses incurred by the Manager in such performance, including:

(a) In respect of employees of the Manager's affiliated companies not employed full time on the project during the Exploration Phase and Feasibility Phase, an amount equal to two and one-half times that proportion of their Base Salaries which is the same proportion that the hours worked by those employees on the Project in any month bears to one twelfth of their Standard Working Hours, plus all employee related costs that are specific to the Project, including but not limited to the following if applicable:

      1.    site allowance

      2.    foreign service allowances

      3.    overtime

      4.    premium time

      5.    penalty time

      6.    special project allowances

      7.    living away form home allowances

      8.    inconvenience allowances

      9.    special housing allowances

      10.   relocation allowances

      11.   schooling allowances for children

      12.   home travel allowances

      13.   severance pay

      14. any reasonable Project related allowances or charges that may be agreed to by the Joint Venturers from time to time.

(b) In respect of all other employees of the Manager and its affiliated companies during the Exploration Phase and Feasibility Phase (including, but not limited to, contract employees) all actual salary costs, allowances and benefits including but not limited to the items listed in items 1 to 14, inclusive of subparagraph 2(a) hereof and

      1.    superannuation

      2.    Workers' compensation

      3.    payroll taxes

      4.    annual leave premium

      5.    public holidays if paid

      6.    sick leave

      7.    long service leave

      8.    life insurance

(c) In respect of employees of the Manager's affiliated companies not employed full time on the Project during the Construction Phase, an amount equal to two and one-fifth times that proportion of their Base Salaries which is in the same proportion that the hours worked by those employees on the Project in any month bear to one twelfth of their Standard Working Hours plus all employee related costs that are specific to the Project, including but not limited to the items listed in items 1 to 14, inclusive, of subparagraph 2(a) hereof.

(d) In respect of all employees of the Manager and its affiliated companies employed full time on the Project during the Construction Phase (including, but not limited to, contract employees) all actual salary costs, allowances and benefits including but not limited to the items listed in items 1 to 14, inclusive, of subparagraph 2(a) hereof and items 1 to 8, inclusive of subparagraph 2(b).

(e) The costs, expenses and fees in connection with subcontracts entered into by the Manager with third parties for the performance of such subcontracts including all payments made to such third parties.

(f) Amounts paid by the Manager to or for the benefit of employees of the Manager and its affiliated companies for transportation, travelling and living expenses and other necessary expenses while travelling in the interest of and for the benefit of the Joint Venturers.

(g) The cost of any materials and supplies used by the Manager in connection with performance of the Services.

(h) The cost of all long distance communications incurred in performance of the Services.

(i) All costs incurred by the Manager in connection with the procurement of any materials, equipment, supplies or services on behalf of or for the benefit of the Joint Venturers.

(j) All premiums and fees in relation to policies of insurance and/or contracts of indemnity obtained by the Manager for the benefit of the Joint Venturers.

(k) A rental fee for equipment of Placer Dome Inc.'s ("P.D.I.") Computer Centre section used in relation to this Schedule, pursuant to the schedule of fees charged from time to time by such section to companies associated with P.D.I., which fee shall not be greater than the rate charged by P.D.I. to companies not associated with P.D.I.

(l) A rental fee for equipment of P.D.I.'s Laboratory section used in relation to this Schedule, pursuant to the schedule of fees charged therefor from time to time by such section to companies associated with P.D.I. which fee shall not be greater than the rate charged by P.D.I. to companies not associated with P.D.I.

(m) A fee for assays performed pursuant to this Schedule, in accordance with the schedule of fees charged therefor from time to time by P.D.I.'s Laboratory section to companies associated with P.D.I. which fee shall not be greater than the rate charged by P.D.I. to companies not associated with P.D.I.

(n) Any and all other costs and expenses incidental to an reasonably necessary for performance of the Services hereunder.

3.    COST ACCOUNTING

The Manager shall keep books and records on the costs and expenses incurred pursuant to paragraph 2 hereof in accordance with generally accepted accounting principles and practices. During the term hereof the Manager shall provide copies of any receipts, invoices, extracts from books or records or other documents, in the Manager's possession, reasonably required by the Joint Venturers to substantiate any costs or expenses pursuant to paragraph 2 hereof.

The Manager shall ensure that any services provided by PTS shall be documented in such detail as to show to the reasonable satisfaction of the Joint Venturers the precise basis of the charges made.

4.    PAYMENT FOR SERVICES AND ADVANCE CALLS

On, or as soon after as practical, the 1st day of each calendar month immediately following a calendar month in which Services have been performed:

(a) the Manager shall prepare and submit to each Joint Venturer a detailed invoice (including or supported by particulars of hours worked on the Project by employees referred to in paragraphs 2(a) and 2(c) of this Schedule "A") showing that Joint Venturer's proportion, in accordance with its Percentage Interest, of:

      (i) the amount determined in accordance with paragraph 12(a) and 2(c) of this Schedule "A";

      (ii) all other costs and expenses referred to in paragraph 2 of this Schedule A for such calendar month with supporting documents with respect to significant costs and expenses attached thereto; and

      (iii) the amount forecast by the Manager as being required in the current month to meet expenditure to be made by it pursuant to the current budget;

      and deducting from the total of those amounts, any payment previously made to the Manager by that Joint Venturer pursuant to sub-paragraph (iii) of this paragraph 4(a) and not expended by the Manager.

(b) Within 30 days after the submitting of any such invoice, each Joint Venturer shall pay to the Manager at its office, as designated by the Manager, the amount shown to be due, (if any) in kind or in such other

[page 27 of original missing]

                                  Schedule "B"

                      CONCEPT OF CAPITAL CONTROL PROCEDURES
                  TO BE INCORPORATED IN THE PROCEDURES MANUALS

It is understood and agreed to by the Joint Venturers that the procedures manuals to be prepared under Clause 3(a)(v) of this Agreement will contain procedures for control of capital expenditures during the Construction Phase and Operating Phase generally as follows:

1. Tenders relating to the Construction Phase for all budgeted items with a tender or purchase price not exceeding five (5) million Kina may be approved in accordance with the Manager's normal practices which normal practices will be included in and form part of the procedures manual.

2. Tender summaries and recommendations for individual tenders relating to the Construction Phase exceeding five (5) million kina will be submitted to each Joint Venturer along with the budget comparison for their consideration and approval. If a Joint Venturer does not respond within three working days after receipt of the tender summaries the Manager may assume that the Joint Venturer has concurred with the recommendation.

3. Tenders relating to the Operating Phase for all budgeted items with a tender or purchase price not exceeding two and one half (2.5) million Kina can be approved according to the Manager's normal practices which normal practices will be included in and form part of the procedures manual.

4. Tender summaries and recommendations relating to the Operating Phase exceeding two and one half (2.5) million kina will be submitted to each Joint Venturer along with the budget comparison for their consideration and approval. If a Joint Venturer does not respond within three working days after receipt of the tender summaries the Manager may assume that the Joint Venturer has concurred with the recommendation.

5. All capital expenditures will be reported to the Joint Venturers by the Manager on a regular basis but not less than once each month by means of the budget status report which will show for all items identified in the approved capital cost budget by a cost code number the following:

            Cost to Date
            Cost Committed
            Estimated Cost to Complete
            Total Estimated Cost
            Budget Estimate
            Variation from Budget

In addition detailed cost reports will be available to the Joint Venturers if they so desire them.

6. Funds will not be transferred from nor will charges be made against the contingency fund without approval of the Management Committee.

7. Except in the case of an emergency where human life or Joint Venturers property is at risk all unbudgeted items in excess of K100,000 are to be submitted to each Joint Venturer for consideration and approval prior to any commitment by the Manager to any vendor or supplier. If a Joint Venturer fails to respond within five working days, the Manager may assume that the Joint Venturer has concurred with Manger's recommendation, but at the request of any Joint Venturer notified to the Manager within the said period of five working days the matter shall be referred to the next Management Committee meeting for decision.

                                  Schedule "C"

                                 OPERATING PHASE
                    OPERATING FEE AND BASIS FOR REIMBURSEMENT

1.    INTERPRETATION

In this Schedule the following terms shall have the meanings set out below:

"Operating Fee" means the fee payable to the Manager as provided in Paragraph 5 hereof.

"Operating Year" means each period of twelve (12) consecutive calendar months commencing from the commencement of the Operating Phase.

"Consumer Price Index" or "CPI" shall mean the Consumer Price Index for all consumers published by the Bureau of Labor Statistics of the United States Department of Labor in its monthly "Consumer Price Index Detailed Report," as it is calculated from time to time. In this definition, reference to the Consumer Price Index includes the same index but with a different name, and the same index adjusted mathematically to take account of a change in an Operating Year (provided that indices based on the same year are used throughout the calculation), and the reference to the United States Bureau of Labor Statistics includes a reference to that Bureau but with a different name, and any governmental agency in the United States having similar functions. If the Consumer Price Index is not published for any reason for any month, the Joint Venturers shall endeavor to agree on a substitute index. If they fail to unanimously agree within 14 business days commencing from the time a calculation is to be made, any Joint Venturer may request the President for the time being of the Institute of Chartered Accountants in Australia to nominate within 5 days of being so requested an expert to determine a substitute index within 30 days of being so nominated. The expert shall act as an expert and not as an arbitrator and his decision shall be final and binding on the Joint Venturers. The costs of the determination shall be borne by the Joint Venturers in accordance with the Percentage Interest.

2.    REIMBURSEMENT OF MANAGER

For the services requested by the Joint Venturers or required of the Manager pursuant to this Agreement or the Joint Venture Agreement during the Operating Phase (the

"Services") and performed as herein provided, the Joint Venturers shall pay the Manager in accordance with paragraph 4 hereof an amount of money, equal to all costs and expenses incurred by the Manager, in such performance, including:

(a) in respect of employees of the Manager during the Operating Phase (including, but not limited to, contract employees) all actual salary costs, allowances and benefits including but not limited to the items 1 to 8, inclusive, of subparagraph 2(b) of Schedule A hereof;

(b) the costs, expenses and fees in connection with subcontracts entered into by the Manager with third parties for the performance of such subcontracts including all payments made to such third parties;

(c) amounts paid by the Manager to or for the benefit of its employees for transportation, travelling and living expenses and other necessary expenses while travelling in the interest of and for the benefit of the Joint Venturers;

(d) the cost of any materials and supplies used by the Manager in connection with performance of the Services;

(e) the cost of all long distance communications incurred in performance of the Services;

(f) all costs incurred by the Manager in connection with the procurement of any materials, equipment supplies or services on behalf of or for the benefit of the Joint Venturers;

(g) all premiums and fees in relation to policies of insurance and/or contracts of indemnity obtained by the Manager for the benefit of the Joint Venturers;

(h) any and all other costs and expenses incidental to and reasonably necessary for performance of the Services hereunder.

3.    COST ACCOUNTING

The Manager shall keep books and records on the costs and expenses incurred pursuant to paragraph 2 hereof in accordance with generally accepted accounting principles and practices. During the term hereof the Manager shall provide copies of any receipts, invoices, extracts from books or records or other documents, in the Manager's possession, reasonably required by the Joint Venturers to substantiate any costs or expenses pursuant to paragraph 2 hereof.

4.    PAYMENT FOR SERVICES AND ADVANCE CALLS

On, or as soon after as practical, the 1st day of each calendar month immediately following a calendar month in which services have been performed;

(a) the Manager shall prepare and submit to each Joint Venturer a detailed invoice showing that Joint Venturer's proportion, in accordance with its Percentage Interest, of:

      (i) actual salary and on-costs of employees of the Manager calculated in accordance with sub paragraph 2(a) of this Schedule C;

      (ii) all other costs and expenses referred to in paragraph 2 of this Schedule C for such calendar month with supporting documents with respect to significant costs and expenses attached thereto; and

      (iii) the amount forecast by the Manager as being required in the current month to meet expenditure to be made by it pursuant to the current budget;

and deducting from the total of those amounts, any payment previously made to the Manager by that Joint Venturer pursuant to sub-paragraph (iii) of this paragraph 4(a) and not expended by the Manager.

(b) within 30 days after the submitting of any such invoices each Joint Venturer shall pay to the Manager at its office, as designated by the Manager, the amount shown to be due, (if any) in Kina or in such other currency as the Manager may require in order to meet liabilities to third parties.

(c)   (i)   Any Joint Venturer shall have the right to dispute any such invoice by notice as hereunder provided not later than 180 days after the close of the financial year of the Manager in which the invoice was received. If a Joint Venturer does not dispute any invoices within the aforesaid time, then such invoice shall be deemed to be undisputed and final.

      (ii)  If a Joint Venturer disputes any invoices as aforesaid:

            (1) the Joint Venturer shall give notice in writing to the Manager detailing the dispute and shall pay any unpaid and undisputed portion of the invoice forthwith; and

            (2) the dispute shall be submitted to the auditors of the Joint Venture acting as experts and not as arbitrators, to determine the amount, if any, payable by the Joint Venturer. In order to resolve the dispute the auditors shall, as may be necessary, have access to the books and records of the Manager and may at their discretion seek independent assistance or advice. The Joint Venturer shall pay any balance that the auditors determine as due to the Manager within 7 days of the auditors notifying the Joint Venturer of such determination. If the invoice is determined as correct the Joint Venturer shall further pay interest on the said amount at the rate set out in Clause 5(b) of the Joint Venture Agreement. The auditors costs of such determination shall be borne by the Manager if the balance (if any) certified by the auditors as due is less than the disputed portion of the invoice and by the Joint Venturer if the invoice is certified as correct.

5.    OPERATING FEE

An Operating Fee shall be payable to the Manager for each Operating Year on a quarterly basis in arrears for Services rendered with respect thereto. The Operating Fee shall be payable as follows:

(a)   (i)   For the first Operating Year Nine Hundred Thousand United States
            Dollars ($U.S. 900,000.00);

      (ii) For each of the second, third and fourth Operating Years Nine Hundred thousand United States Dollars ($U.S. 900,000.00) PROVIDED THAT the fee payable shall be adjusted at the commencement of each said year by reference to the following formula:-

            $U.S. 900.000.00   A
            ---------------- X -
                    1          B

            where A =   the C.P.I. most recently published at the conclusion of
                        the Operating Year immediately preceding each Operating
                        Year referred to in this sub-paragraph (ii).

                  B = C.P.I. most recently published at the commencement of the first Operating Year;

(b) For each of the fifth, sixth, seventh, eighth, ninth and tenth Operating Years Six Hundred and Seventy-Five Thousand United States Dollars ($U.S. 675,000.00) PROVIDED THAT the fee payable shall be adjusted at the commencement of each said year by reference to the following formula:

            $U.S. 675,000.00   A
            ---------------- X -
                     1         B

            where the factors "A" and "B" have the same meanings as in the preceding sub-paragraph (a) of this paragraph 5.

(c) The Joint Venturers shall not less than 6 calendar months before the conclusion of the tenth Operating Year, negotiate in good faith and endeavor to reach agreement with the Manager with respect to the Operating Fee for each year of the period following the conclusion of the tenth Operating Year.

                                        6